Icahn Enterprises L.P.
Icahn Enterprises Holdings L.P.

August 10, 2017

VIA ELECTRONIC TRANSMISSION

Ms. Melissa Raminpour
Branch Chief
Office of Transportation and Leisure
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Icahn Enterprises L.P.
Icahn Enterprises Holdings L.P.
Form 10-K for Fiscal Year Ended December 31, 2016
Filed March 1, 2017
File No. 1-09516
File No. 333-118021-01

Dear Ms. Raminpour:

Reference is made to the comment of the Staff of the Securities and Exchange Commission (the “Staff”) in your letter dated August 1, 2017 with respect to the joint Annual Report on Form 10-K of Icahn Enterprises L.P. and Icahn Enterprises Holdings L.P. (collectively, the “Company”), for the fiscal year ended December 31, 2016 (the “Comment Letter”).

We are writing to respond to the comments contained in the Comment Letter. For your convenience, the Staff's comments have been retyped below in boldface type, and the Company's responses are provided immediately after the comments.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, Investment, page 108

1.
We note your disclosure of returns and performance attribution for the results of operations for your Investment Funds segment and it appears this disclosure does not comply with Item 303 of Regulation S-K. For example, there does not appear to be analysis linking these metrics to the changes in the results of operations for this segment, there does not appear to be a sufficient analysis of the factors underlying changes in these key metrics, and there is no discussion of known trends or uncertainties. Please also note that prefacing a reference to the source or sources of changes with the word "primarily" obscures the ability of the reader to identify the material sources of the change. Please provide us with proposed revisions to your disclosure to quantify and provide analysis of the impact of each material factor impacting your Investment Funds results of operations to provide better insight into the underlying reasons behind the changes in your results and known trends and uncertainties. Please also reference Section III.D of Release No. 33-6835 and Section III.B of Release No. 33-8350.

The Company respectfully advises the Staff that the Company will expand its discussion of the results of operations of our Investment segment in future filings with the SEC, including our interim filings, by adding:

(i) a tabular comparison of net income or loss for all periods in addition to the existing tabular comparison of performance attribution,

(ii) a discussion of known trends and uncertainties, and

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(iii) a revised narrative discussion of the factors directly impacting net income or loss from our Investment segment. Such discussion will also use year-to-year comparisons which will include dollar amounts included in net income or loss that correlate to the returns percentages in the performance attribution table.

A discussion of known trends and uncertainties will include a disclosure similar to the following:

"Our Investment segment's net income (loss) is driven by the amount of funds available to invest and the performance of the Investment Funds with respect to the amount of those funds available to invest. Future funds available to invest may increase or decrease based on the liquidity of the Holding Company and that of Mr. Icahn and his affiliates. Additionally, historical performance results of the Investment Funds are not indicative of future results as past market conditions, investment opportunities and investment decisions may not occur in the future. For example, changes in general market conditions coupled with changes in exposure to short and long positions have significant impact on our results of operations and the comparability of results of operations year over year and as such, future results of operations will be impacted by our future exposures and future market conditions, which may not be consistent with prior trends. Refer to the "Investment Segment Liquidity" section of our "Liquidity and Capital Resources" discussion for additional information regarding our Investment segment's exposure as of December 31, 2016."

Additionally, as requested by the Staff, below we are providing proposed revisions to our future narrative discussion of the Investment Funds' performance attribution to replace our existing discussion in order to quantify and provide analysis of the impact of each material factor impacting our Investment segment results of operations to provide better insight into the underlying reasons behind the changes in its results of operations.

Year Ended December 31, 2016 and 2015
Our Investment segment had net loss of approximately $1.5 billion for 2016 compared to net loss of approximately $1.7 billion for 2015. For 2016 and 2015, net loss was attributable to the Investment Funds' negative returns.
For 2016, the Investment Funds' negative returns were driven by net losses in their short positions, accounting for approximately $1.9 billion of our Investment segment's net loss, as well as other net losses of $146 million, offset in part by net gains in their long positions, accounting for $552 million of net income. For 2015, the Investment Funds' negative returns were driven by net losses in their long positions, accounting for approximately $1.6 billion of our Investment segment's net loss, as well as other net losses of $85 million, offset in part by net gains in their short positions, accounting for $5 million of net income. Performance of the Investment Funds' core equity holdings are the significant factors accounting for changes in long positions and performance of broad market hedges accounted for changes in short positions.
Year Ended December 31, 2015 and 2014
Our Investment segment had net loss of approximately $1.7 billion for 2015 compared to net loss of $684 million for 2014. For 2015 and 2014, net loss was attributable to the Investment Funds' negative returns.
For 2015, the Investment Funds' negative returns were driven by net losses in their long positions, accounting for approximately $1.6 billion of our Investment segment's net loss, as well as other net losses of $85 million, offset in part by net gains in their short positions, accounting for $5 million of net income. For 2014, the Investment Funds' negative returns were driven by net losses in their short positions, accounting for approximately $1.7 billion of our Investment segment's net loss, as well as other net losses of $9 million, offset in part by net gains in their long positions, accounting for approximately $1.0 billion of net income. Performance of the Investment Funds' core equity holdings are the significant factors accounting for changes in long positions and performance of broad market hedges accounted for changes in short positions.

2.
Refer to the tabular presentation and discussion of Consolidated Cash Flows on page 123. Please expand to also include tabular and narrative discussion for each year in which statements of cash flows are presented. In this regard, your current disclosure only encompassed the most recent fiscal year rather than the three-year period ended December 31, 2016. Please see Instruction 1 of Item 303(A) of Regulation S-K.

The Company respectfully advises the Staff that the Company will expand its discussion of consolidated cash flows in future filings with the SEC, including our interim filings, by providing a tabular and narrative discussion for each period in which the statements of cash flows are presented. Such discussion will use year-to-year comparisons in both the tabular presentation and the narrative discussion as well as other adjustments to our presentation and discussion in order to enhance a reader's understanding of our Holding Company and segment level cash flows.

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Please contact me should you have any questions or additional comments.

Very truly yours,

/s/SungHwan Cho

SungHwan Cho
Chief Financial Officer
Icahn Enterprises G.P. Inc., the general partner of
Icahn Enterprises L.P. and Icahn Enterprises Holdings L.P.

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